SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2008

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

RI COPEL 08 / 08

NOTICE TO THE MARKET

Copel’s Second Periodic Tariff Review

Companhia Paranaense de Energia – COPEL, in compliance with CVM Instruction 358/2002, hereby informs the market that the National Electricity Agency (ANEEL) has determined, through Resolution 663 of June 23, 2008 concerning the second periodic tariff review for Copel Distribuição, a tariff readjustment of -3.35%, of which -7.17% as tariff repositioning and 3.83% as external financial components.
The main values contained in Technical Note 184/2008 – SRE/ANEEL, follow:
  Portion A = R$ 2,777,939,891.21
  Portion B = R$ 1,310,996,206.55
  Gross Compensation Base = R$ 6,700,531,489.47
  Net Compensation Base = R$ 1,920,730,882.22
  Tariff Repositioning Index = -7.17%
  Tariff Repositioning Index (considering financial effects) = -3.35%
  X Factor = 2.09%
Note that as a result of the removal from the tariff base of the external components included in the readjustment of -3.46%, made on June 24, 2007, electricity tariffs for final consumers will be adjusted by an average of 0.04% between June 24, 2008 and June 23, 2009.

Curitiba, June 24, 2008.

Paulo Roberto Trompczynski
Chief Financial, Investor Relations and Control of Equity Interests Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2008

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.